Deutsche Bank 5th Annual Global Industrials and Basic Materials Conference Chicago - June 5, 2014 Exhibit 99.1

Forward-looking statements
Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain
“forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes”, “expects”,
“may”, “should”, “approximately”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “likely”, “will”,
“would”, “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, those set forth under the heading “Risk Factors” in our
Annual Report on Form 20F, and described from time to time in subsequent reports, filed with the U.S.
Securities and Exchange Commission, and include risks relating to the finalization of our U.S. Body-in-
White joint venture, including the failure to receive required regulatory approvals. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

Non-GAAP measures
This presentation includes information regarding certain non-GAAP financial measures, including ,
Adjusted EBITDA, Adjusted EBITDA per metric ton, Adjusted Free Cash Flow and Net Debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted
EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Adjusted Free Cash Flow and Net Debt are not presentations made in accordance with
IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the
IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Business overview 3 1

Packaging &
Automotive
Rolled
Products
Aerospace &
Transportation
Automotive
Structures &
Industry 21%
43%
38%
Constellium at a glance

Aerospace
Market growth forecast
(1)
: 8%
Automotive
Market growth forecast
(2)
: 18%
Packaging
Market growth forecast
(3)
: 3%
Aerospace plates: #1 world-wide
Aluminum crash management systems: #2 world-wide
Major European player in auto body sheet
Can body stock: #1 Europe
Closures: #1 world-wide
2013 Adjusted EBITDA by operating segment
(4)
(1) Source: Airline Monitor February 2014. Represents 2012-2017 CAGR for airplane deliveries. (2) Source: CRU Automotive. Reflects 2012-2015 CAGR for North America passenger cars and Western
Europe auto body. 2013-2018 CAGR for auto body market in North America and Western Europe estimated at 31%. (3) Source: CRU. Represents 2013-2018 CAGR for Western and Eastern Europe can stock market. (4) Excludes (1%) of Adjusted EBITDA from corporate entities. Does not sum to 100% due to rounding.
A specialty metal fabricator focused on global commercial trends
Total 2013 Adjusted EBITDA: €280 million

Rolled
31%
Extruded
32%
Castings &
forgings
24%
Other
13%
Specialty
30%
Commodity
70%
AIRWARE
increasing value
increasing volume

Constellium

Global aluminum
66 Mt
42 Mt
Rolled & extruded
Global aluminum fabrication market by production technology and product segment
GE plate & sheet
Litho sheet
Can body &
end stock
Proprietary
Aerospace
alloys
Aero plates
& sheets
Auto body sheet &
automotive structures
Brazing sheet
Speciality extrusions
Bright, closures,
other specialty
Constellium active
Constellium not active
Our
focus
Product segment
Our
focus
®
Focused on the high value-add products in our target markets
Note: Pyramid not to scale. Market and segment data as of 2012.
Source: Company information, CRU
12.5 Mt
Constellium’s product focus

Key credit highlights
Advanced R&D and
technological
capabilities
Leading positions in
attractive and balanced
end-markets
Global network of
efficient facilities
Long-standing
relationships with a
diversified and blue-
chip customer base
Stable business
model
Leading supplier of high value-add aluminum rolled and extruded products in key end-markets and geographies
Global network of facilities with unique manufacturing capabilities, allowing Constellium to focus on higher value-add products
Ability to produce high value-add products creates longer term and synergistic relationships with key blue-chip customers
World-class R&D capabilities enable Constellium to continue growing high value-add products, creating a competitive edge versus other suppliers
Diverse customer base with 10 largest customers representing approximately 45% of revenues with average length of relationships with Constellium’s top 20 customers exceeding 25 years
All of Constellium’s major packaging, aerospace and automotive customers, including its top five customers, have multi-
year contracts and approximately 58% of Constellium’s 2013 volumes were generated under multi-year contracts
Business model is designed to produce stable and consistent cash flows and profitability through:
A limited exposure to commodity metal price volatility (pass-through contractual arrangements and use of financial derivatives to limit commodity exposure)
A significant presence in stable, recession-resilient end-markets such as packaging
A constant focus on cost optimization to lower volume breakeven level
Constellium has a broad and diversified supplier base with its ten largest suppliers representing approximately 50% of its total purchases as of December 31, 2013
Attractive pipeline of
growth initiatives
Recently announced both an investment to expand BiW capacity in Europe and plan to establish a joint venture with UACJ
Corporation to produce BiW in North America
Investments in auto body sheet at Neuf-Brisach and Singen and crash management systems in Germany, US and China
Plans for new casthouses at Issoire will accelerate production and recycling of AIRWARE®
New, expanded contract with Boeing entered into in 2013
Experienced
management team
Deep industry experience led by Pierre Vareille and a senior management team averaging more than 15 years of relevant industry experience

Source: Company information

End-markets outlook
Aerospace
High-growth aerospace end-market driven by
increasing commercial aircraft deliveries and
demand for aluminum-intensive, wide body
aircraft
Airplane deliveries expected to grow at a 8%
CAGR from 2012 to 2017
Aerospace
Investments to meet aerospace cycle volumes
Next-generation AIRWARE®, wing skin
capabilities and sheet capabilities
Announced two new casthouses at Issoire for
a future cash outflow of €70m
(1)
to accelerate
production and recycling of AIRWARE®
New, expanded contract with Boeing
End-market trends Constellium response
Automotive
Compliance with both European and US CO2
emissions standards driving vehicle
lightweighting
Aluminum substitution expected to push
demand for aluminum in automotive to grow
at a 18% CAGR from 2012 to 2015
Packaging
Use of aluminum can stock increasing as a
percentage of overall cans sold in Europe
over the last decade
Increased aluminum market share expected
to result in CAGR of 3% from 2013 to 2018
(3)
Automotive
Investments in auto body sheet at Neuf-
Brisach and Singen
Investments in crash management systems in
Germany, US and China
Recent announcements of €200m investment
in European BiW capacity as well as planned
$150m
(2)
JV for US BiW production
Packaging
Upgrade in recycling capabilities at Neuf-
Brisach to further secure supply of competitive
metal units
(1) Phase II investment previously announced plus new Phase III acceleration. (2) Represents total expected investment by UACJ and Constellium in the joint venture; Constellium’s attributable portion is expected to be 51%. (3) Represents CAGR for Western and Eastern Europe can stock market.
Source: Company information, CRU

What we do in aerospace
Stringers, tubes and small
extrusions
Plate, wing skin and sheet
Source: Company information
We are a critical supplier for a comprehensive range of aluminum products to our aerospace customers
Fuselage frames
Lower  wing skin panels
Upper wing skin panels
Fuselage panels
Wing spars
Seat tracks
Fuselage
stiffeners
Upper
stringers
Lower
stringers
Floor beams
Center wing box
Landing
gear
Wing ribs
Forging stock and precision
castings

+8%
1,317
1,403
1,580
1,700
1,820
1,940
20
80
130
160
2012
2013
2014
2015
2016
2017

2.8
2.5
2.3
2.2
2.3
3.7
4.6
6.3
6.8
6.4
6.6
7.9
9.1
10.6
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Airbus
Boeing

Demand is driven by:
Replacement of aging fleets
Increasing global passenger air traffic (particularly
in emerging markets)
Focus on “lightweighting” of aircraft (increased use
of aluminum in a wide spectrum of aeronautical
applications to increase fuel efficiency and extend
normal maintenance periods)
The aerospace industry is expected to benefit from a
record of approximately 8 year order book backlog from
Airbus and Boeing
Adequate available financing for new planes
Deliveries of planes utilizing material AIRWARE® volumes
expected to commence in 2014
Growth drivers
Key market trends in aerospace
Strong growth in aerospace market expected over the coming years

(1) Includes Boeing, Airbus and BRJ.
Source: Boeing and Airbus publicly available information, Airline Monitor February 2014.
Airplane order backlog (thousands)
Planes with material AIRWARE® utilization
(A350 and C-Series)
Planes with low or no AIRWARE® utilization
2012-2017 jet airplanes deliveries (1)

AIRWARE®
Density gain only w/o redesign
With redesign
Composite design (today)
Weight reduction
-5% -5%
-25%
-20%
-10%
-25%
Aluminum
Composite
Top wing
Lower wing

AIRWARE® relative contribution margin / metric ton
,1 x
~ ,4 x
~ ,8 x
~ ,17 x
AIRWARE®
Common Alloy Coil
Standard Aerospace Plate
Proprietary Alloys

Our competitive position in aerospace

Source: Company information
Global leader with unique capabilities Creating value-added products
Aerospace plates: #1 world-wide
Global capability
One of only two players with dual continent
footprint
World’s most powerful stretcher capable of
producing a number of unique parts
One of two providers of wings for A380
Cutting-edge lightweight AIRWARE®
technology
5% to 25% weight reduction versus other
aluminum products
Reduced maintenance costs
Ability to achieve high build rates
Currently used in Bombardier C Series, A350,
A380 and Boeing 787
Due to our competitive differentiation, we are less impacted by the overhang reported by competitors
Constellium’s competitive differentiation
We continue to take market share from our
competitors
Major multi-year contracts signed recently with
Airbus and Boeing
Competitive advantage driven by dual continent
footprint and R&D capabilities relative to competitors
Focus on high margin value-add products; demand
for AIRWARE® products progressing and stronger
than expected
Aerospace business is secured by 5-year contracts,
with limited exposure to spot prices

Crash management parts, bumpers,
reinforcement parts, beams, car floors
Aluminum extrusions, castings or sheet
Auto structures Auto body sheet
Doors, hoods, deck lids, fenders, trunk closure (hang-on-parts)
Aluminum sheet
Biggest volume potential for aluminum
Source: Company information
We supply high specification products to premium automotive OEMs
What we do in automotive

65%
75%
80%
100%
2012
2013
2014
2015+

Absolute weight savings (kg)(2)
Aluminum
Other
Engine and transmission parts
70
Chassis and suspension parts
70
Hang-on parts (incl. Auto Body Sheet)
40
Bumper systems
10

140
150
180
7
8
9
12
16
29
48
52
67
73
74
76
2012
2015
2020
2020:
Multiple of 2012
Heat shields, trim, sunroofs and interior
1.1x
Car body, instrument panels, bumpers and closures
2.5x
Chassis & suspension (with wheels)
1.4x
Drivetrain (with heat exchangers)
1.0x

18% CAGR
419
682
146
273
240
442
2012
2015

Constellium

Western Europe auto body
Market penetration
Key market trends in premium automotive

(1) Source: European Commission. (2) Source: EEA Aluminum Penetration in Car. (3) Source: Ducker world-wide. (4) Source: CRU.
Legislation is focused on reducing
CO2
emissions
Greatest aluminum opportunity is in auto body sheet and
bumpers
Creating significant expected growth in automotive aluminum demand
Substitution: rolled and extruded aluminum products are replacing heavier steel alternatives
% of each manufacturer’s newly registered cars required
to meet 130 gCO2/km target in Europe by 2015
(1)
Aluminum in European light vehicles (kg) (3)
Aluminum demand for automotive (kt) (4)
North America passenger cars

1,615
2,241
1,744
2,469
1,733
2,428
2013 2020
Our competitive position in premium automotive

A6/A7/A8/
Q3/TT
A/B/C/E/S/SL/CL(S)
Series 5/6
(1)  Car models are not exhaustive and are for illustrative purposes only.  (2)  Source: Company information.
We supply auto body sheet mainly to premium
German OEMs
(1)
Growth in premium automotive
Significant investment to support our strategy Making us a supplier of choice to our customers
Aluminum crash management systems:
#2 world-wide
(2)
Major player in European rolled products for
auto body sheet
Facility Description
Neuf-Brisach
France
Completed substantial investments in a heat
treatment and conversion line for 3 premium OEMs
Singen
Germany
Installed 40 MegaNewton press dedicated to
bumpers
Started to add auto body sheet capability to our
plant by revamping existing equipment
United States
Increased presence in Michigan aimed at producing
automotive structures for US OEMs
China
Majority owned joint venture
Well located cost effective plant provides global
customers with bumpers
Automotive is a substantial opportunity for Constellium
CAGR ’13-’20
+ 5%
+ 5%
+ 5%
BMW Mercedes-Benz Audi
Vehicle production (units)
Source: Company information Source: LMC Automotive

58%
78%
42%
22%
2001 2013
European aluminum volumes European tinplate volumes
Key market trends and our competitive position in packaging

(1)  Represents can body stock and can end and tabs.  (2)  Represents market share by volume of can body stock for Constellium in 2012.
Source: CRU, Company information
Increased use of aluminum in Europe, and with room to go
We are a major player in European can body stock (2)
Resulting in increased aluminum can stock consumption (1)
Making us the supplier of choice to blue-chip customers
CAGR
2013-2018E
+3.3%
+5.4%
+2.6%
Closure stock: #1 world-wide
Can body stock: #1 Europe
Strong relationships with leading customers
% breakdown of cans sold
The leader in the stable, growing European can body stock market
Can stock consumption (kt)
35%
65%
Constellium's market share Others' market share
636
724
199
260
836
984
2013 2018
Western Europe Eastern Europe

Advanced R&D and technological capabilities provide leverage with customers

World-leading R&D capabilities
Long-term partnerships with European universities
World class R&D facility in Voreppe, France
260 FTEs including 85 scientists and 90 technicians
Approximately 900 active patents
Seek to integrate R&D with key customers
Innovation Partner(s) Description
Major
Aerospace OEM
Low density alloy suited for aircraft
primary structure
Surfalex
Next generation automotive body
sheet
Fusion bottle Draw Wall Ironed (DWI) technology
Close partnership with our customers
Unique R&D capabilities provide a competitive advantage in high value-added products
®
Source: Company information

AIRBUS
BOEING
BOMBARDIER
EMBRAER
DASSAULT AVIATION
LOCKHEED MARTIN

JAGUAR
Audi
Mercedes-Benz
GM
PORSCHE
BMW
Ford

amcor
ArdaghGroup
CAN-PACK S.A.
CROWN
Brand Building Packaging
REXAM

Constellium

Aerospace Automotive Packaging
Source: Company information
Our customers’ businesses are driven by attractive secular trends
Diverse customer base with 10 largest customers representing approximately 45% of 2013 revenues with average length of relationships with Constellium’s top 20 customers exceeding
25 years
All of Constellium’s major packaging, aerospace and automotive customers, including its top five customers, have multi-year contracts and approximately 58% of Constellium’s 2013 volumes were generated under multi-year contracts
Long-standing relationships with a global, blue-chip customer base

€,49
€,116
€,173
49
67
49
57
116
2010
2011
2012
Permanent Cost Savings
Incremental Cost Savings

381
470
514
463
289
401
373
320
222
-67
Q4-11
Q1-12
Q2-12
Q3-12
Q4-12
Q1-13
Q2-13
Q3-13
Q4-13

Constellium

Successful cost reductions with ongoing productivity improvement opportunities

Our initial focus has been on containing costs
Continued focus on cash management
Our focus now is on productivity improvements
The right team to execute on improvement strategy
Track record of successful productivity
implementation and cost reductions
Efficiency opportunities
Contain fixed costs to offset inflation
Variabilize the cost structure
Continuous focus on cash management
Deployment of major LEAN transformation program
Reduce inventory through efficiency programs
Cycle-proof the business
During 2009 downturn with volumes down
18%, CSTM generated €181 million of cash
flow from continuing operations reflecting a
working capital improvement of €276 million
Cumulative cost savings (€m)
Active management of our costs and operations to drive earnings and margin expansion
Net trade working capital (€m)
Source: Company information

Tolling
Back to back models
Financial hedging

110%
100%
90%
80%
70%
% change from 2007
2007
2008
2009
2010
2011
European Can Body Stock Volumes
Total European Flat Rolled Products Volumes

Constellium

We run the business to be LME price independent
For approximately one-third of our volumes, customers pay the same metal price we receive from our suppliers
For other sales, we use derivatives to manage our LME price risk
This provides stability and visibility on our margins and cash flows
Stable business model with limited commodity price and foreign exchange exposure

Strong visibility into future volumes and managed exposure
Resilient can sheet business during economic downturn
providing a stable base of cash flows
Focus on protecting margins and cash flow
Our business model: long-term contracts and LME price independent
We have long-term contracts with customers in our three core end-markets:
Aerospace: We enter into 5 year contracts with our largest aerospace customers
Automotive: We enter into life of model contracts, typically 5 to 7 years
Packaging: The majority of our packaging sales in 2013 are under contracts that extend until 2014 and beyond
Minimize exposure to LME price volatility by (i) passing through the aluminum price risk to customers and
(ii) using derivatives where necessary
Exposed to foreign currencies as we operate in multiple countries, with the $/€ exchange rate as the main financial market exposure
Hedge all committed or highly probable non functional currency transactions
Source: CRU
Source: Company information

Financial overview 19 2

Our business model

Profitability
We are a value-added leader in converting aluminum into highly profitable products
Focus on selected high-end products and high-growth markets
Secure our business with long-term contracts
We seek to maximize Adjusted EBITDA over the long run
A portion of our business (P&ARP) is lower margin, but stable and highly predictable while resilient during periods of economic downturn
Productivity
We implement productivity and cost improvement measures to grow margins
We actively manage working capital to maximize cash flow
Risk
management
We hedge to minimize the volatility of our cash flow resulting from movements of LME prices and foreign exchange rates
Our business model enables effective hedging against metals price through either back to backs or financial hedging
Financial
profile
Strong pro forma liquidity of €751m at 12/31/2013
Seeking to maintain ample minimum liquidity going forward
Low pro forma leverage ratio of 0.5x (Net Debt / 2013 Adjusted EBITDA)
(1)
Constellium remains committed to maintaining a conservative capital structure
Capital
investment
Disciplined capital investment program
Announced BiW investments in Europe and US for €200m and $150m
(2)
, respectively,
and casthouse investments for AIRWARE® in Europe for €70m
(3)
Our business model is to add value by converting aluminum into unique, highly profitable products sought after by customers in selected markets
(1) Net Debt reconciliation can be found in the appendix. (2) Represents total expected investment by UACJ and Constellium in the joint venture; Constellium’s attributable portion is expected to be 51%.
(3) Phase II investment previously announced plus new Phase III acceleration.
Source: Company information

1,058
1,033
1,025
2011
2012
2013

€ 156
€ 223
€ 280
2011
2012
2013

1.4x
0.6x
0.8x
0.1x
1.3x
0.5x
2.2x
0.5x
2011
2012
2013
PF2013
Gross leverage
Net leverage

€ 357
244
113
€ 353
211
142
€ 392
159
233
€ 751
279
472
2011
2012
2013
PF2013
Cash and cash equivalents
Committed borrowing capacity

Constellium

Summary financials and capitalization

(1)  Net Debt reconciliation can be found in the appendix.
Source: Company information
Volumes (kt)
Leverage (Debt / Adjusted EBITDA)
(1)
Liquidity (€m)
Adjusted EBITDA (€m)
Profitability has significantly improved and is now in-line or ahead of peers, which has led to a dramatic reduction in leverage
Adj. EBITDA/metric ton (€/t): €147/t €216/t € 273/t

€ 60
€ 73
2012
2013
€ 82
€ 85
2012
2013
€ 39
€ 64
2012
2013
€ 42
€ 59
2012
2013
€ 223
€ 280
2012
2013
€ 226
€ 280
2012
2013
€ 296
€ 309
2012
2013
€ 153
€ 247
2012
2013
€ 180
€ 253
2012
2013
€ 216
€ 273
2012
2013

Constellium

Q1 Q2 Q3 FY
Q1 Q2 Q3 FY
+22% +3%
+64%
+26%
+24% +4% +61% +26%
Adjusted EBITDA (€m)
Adjusted EBITDA / metric ton (€/t)
Consistent year over year improvement
Strong performance and consistent improvement in every quarter
Source: Company earnings reports

Q4
Q4
+40%
+40%

Key highlights

Segment Adjusted EBITDA (€m)

€ 106
€ 120
2012
2013

€ 46
€ 59
2012
2013

€ 92
€ 105
2012
2013

Segment Adjusted EBITDA / metric ton (€/t)

€ 472
€ 491
2012
2013

€ 225
€ 311
2012
2013

€ 153
€ 176
2012
2013

Constellium

Summary segment historical performance

Source: Company information
A&T
P&ARP AS&I
206 191
Vol. (kt)
224 244
+13% +28% +14%
+4% +38% +15%
Volumes up 9% year over year
primarily due to increased
aerospace shipments
Expect continued EBITDA growth
due to long-term contracts and
improving product mix going
forward
Despite volume decrease of 7%
year over year (due to
divestments), significantly
improved EBITDA on improved
demand for automotive products
Expect continued outperformance
due to strong projected demand
for automotive products
Despite relatively flat volumes
year over year, significantly
improved EBITDA on packaging
and increased demand for
automotive products
Expect further improvements on
the basis of steady can stock
pricing and demand for
automotive products
606 595

€329
189
€202
57
€227
102
€144
€145
€120
€155
30
€124
4
144
145
140
125
125
120
2013
2014E
2015E
2016E
2017E
2018E
Existing operations
Growth projects

Constellium

Growth projects
Capital spending plan (€m)
Investments and capital spending
(1) Phase II investment previously announced plus new Phase III acceleration. (2) Expected equity investment in planned joint venture. (3) Additional investment to be decided.
Source: Company earnings reports

Project Location Total capex Timing
BiW Europe €200 million 2014-2018
AIRWARE® Europe €70 million (1) 2014-2018
BiW US JV 51% of $150 million (2) 2014-2018
BiW US $50-100 million (3) 2015-2018
Total growth projects €380 million 2014-2018

Key credit highlights

Attractive pipeline
of growth
initiatives
Long-standing
relationships with
a diversified and
blue-chip
customer base
Leading positions
in attractive and
balanced
end-markets
Advanced R&D
and technological
capabilities
Stable business
model
Global network of
efficient facilities
Experienced
management team

Q1 2014 Update 26 3

Q1 2014 Highlights
(% changes Q1 2014 vs Q1 2013)
Adjusted EBITDA of €71 million
Strong automotive business drives 60% growth in Adjusted EBITDA in AS&I and solid performance in P&ARP
AS&I achieves record Adjusted EBITDA of €20 million
A&T results impacted by 5-day outage in the hotline at Ravenswood
Strong shipments of 269k metric tons, up 3%
Revenues: €883 million, up 7% on a like-for-like basis
Continued improvement in net trade working capital and days sales outstanding

Q1 Highlights

Ratings upgraded one notch by (Moody’s) to ‘Ba3’ and two notches by
(Standard &Poor’s) to ‘BB-’
Successfully completed bond offerings of $400 million and €300 million
Selected Neuf Brisach, France facility for 100k metric ton body-in-white expansion
Signed joint venture agreement with UACJ, for 100k metric ton body-in-white expansion in the U.S., pending regulatory approvals
Announced two new casthouses for our AIRWARE® aluminum lithium family of products

A&T

P&ARP

AS&I

(30)%
35
24
Q1 2013
Q1 2014
2%
26
27
Q1 2013
Q1 2014
60%
12
20
Q1 2013
Q1 2014

(32)%
584
395
Q1 2013
Q1 2014
(1)%
173
171
Q1 2013
Q1 2014
59%
230
366
Q1 2013
Q1 2014

Adjusted EBITDA per ton and % changes calculated on unrounded underlying figures

Constellium

Q1 14 Segment Performance Segment Adjusted EBITDA (€m) Adjusted EBITDA per ton 29 59 61 + 3% 151 156 + 3% + 1% 53 53 Shipments (kt) Shipments (kt) Shipments (kt)

Significant improvement in Adjusted Free Cash Flow
€ millions
Three Months ended
March 31, 2014
Three Months ended
March 31, 2013
Cash flow from operating activities (4) (47)
Margin calls included in cash flow from
operating activities
(11) -
Cash flow from operating activities
excluding margin calls
(15) (47)
Capital expenditure (33) (23)
Adjusted Free Cash Flow (48) (70)

381
470
514
463
289
401
373
320
222
285
Q4 2011
Q4 2012
Q4 2013

Constellium

Continued progress in reducing net trade working capital Q1 2014 29 DSOs Q1 2013 39 DSOs +€111m +€65m +€89m Q1 2012 43 DSOs 31

€ millions March 31, 2014
Total Debt
(*)
360
Cash and Cash Equivalents 179
Net Debt 181
Net Debt / LTM Adjusted EBITDA 0.7x
Liquidity
(**)
Liquidity - Pro forma after new refinancing
360
720

(*)
Including fair value of cross currency interest swap and cash pledged for issuance of guarantees
(**)
Liquidity measured as the sum of Cash and Cash Equivalents and availability under long-term facilities
Strong balance sheet with enhanced liquidity

Appendix 33

Global network of efficient facilities

Global network of 23 integrated facilities with unique manufacturing capabilities
Note: Headcount does not include temporary employees, except when otherwise noted.
(1)  Temporary employees only.  (2)  Novi only.
Source: Company information as of December 2013.
US
China
Europe
Ravenswood,
USA
Headcount: 1,000
• Worldwide unique assets for
aerospace plates
• Recognized supplier to the
highly demanding defence
industry
• Wide-coil capabilities and most
powerful stretcher worldwide
enabling unique product
creation
Changchun and
Kunshan, China
Headcount: 273
(1)
• Joint venture with Engley,
majority owned by Constellium
• The two cost effective plants
positioned locally provide its
global customers with bumpers
and other structural modules
Singen,
Germany
Headcount: 1,299
• Integrated hot/cold-rolling line
• One of the largest extrusion
presses in the world
• Advanced and highly
productive integrated bumper
manufacturing lines
Decin,
Czech Republic
Headcount: 544
• Europe’s largest hard alloys
extrusion plant
• Low cost location
Voreppe,
France
Headcount: 260
• World-class R&D center
Sierre, Valais,
Switzerland
Headcount: 765
• Precision plate shop for general
engineering products
• Leading large profile supplier for
high-speed train railway
manufacturers
• Cast-houses in Steg and
Chippis
• Sierre plate shop qualified at
Airbus by 2013 and Steg cast
house by 2014
Issoire,
France
Headcount: 1,460
• One of the world’s two leading
aerospace plate mills, with
wingskin capabilities
• New AIRWARE® cast house
for low density alloys
Neuf-Brisach,
France
Headcount: 1,403
• Second largest-volume, fully
integrated, rolling mill in Europe
• Mostly can stock and
automotive sheet
• World-class recycling center
Novi and van Buren,
Michigan, USA
Headcount: 141
(2)
• Advanced and highly
productive integrated bumper
manufacturing lines

Constellium corporate structure
Source: Company information
Denotes guarantors under the new Unsecured
Revolving Credit Facility and the unsecured
notes offered hereby
Constellium
N.V.
(Netherlands)
Constellium
HoldCo
II B.V.
(Netherlands)
Constellium
Germany
Holdco GmbH & Co. KG
(Germany)
Constellium
France
Holdco SAS
(France)
Constellium US
Holdings I, LLC
(USA)
Constellium Rolled
Products –
Ravenswood, LLC
(USA)
Constellium
Deutschland
Constellium
Extrusions
Deutschland GmbH
(Germany)
GmbH
(Germany)
Constellium CRV
(France)
Constellium
France
(France)
New Unsecured Revolving Credit Facility
New unsecured notes offered hereby
U.S. Revolving
Credit Facility
German / Swiss Factoring
Agreement facility
Constellium
Extrusions Decin
s.r.o .
(Czech Republic)
Constellium
Finance
(France)
SAS
Constellium
Singen GmbH
(Germany)
Constellium
Switzerland AG
(Switzerland)
Constellium
Valais S.A.
(Switzerland)
French Factoring
Agreement facility
Constellium
Extrusions
France
(France)
Constellium
Aviatube
(France)

Non-GAAP Measures Reconciliations 36

Net income from continuing operations €149 €96
Income tax expense 46 39
Income before income tax €195 €135
Finance costs - net 60 50
Other expenses/share of results of joint-ventures 8 24
Income from operations €263 €209
Ravenswood benefit plan amendment (58) (11)
Swiss pension plan settlement 8 -
Ravenswood CBA renegotiation 7 -
Restructuring costs 25 8
Net losses on disposals - 5
Unrealized (gains) on derivatives (61) (12)
Unrealized (gains) loss from the remeasurement of monetary assets and liabilities
1 (2)
Depreciation, amortization and impairment 14 32
Management Adjusted EBITDA €199 €229
Metal price lag 16 29
Other 8 22
Adjusted EBITDA €223 €280
€ in millions
Adjusted EBITDA reconciliation Q4 2013

Year ended
December 31, 2012
Year ended
December 31, 2013
Source: Company information

Adjusted EBITDA Reconciliation Q1 2014
€ millions Q1 2014 Q1 2013
Net income / (loss) 30 (2)
Income tax expense 16 6
Income before income tax 46 4
Finance costs - net 9 25
Other expenses / share of results of joint-ventures 1 -
Income from operations 56 29
Depreciation and impairment 9 4
Unrealized losses/(gains) from remeasurement of monetary assets and liabilities 2 (2)
Unrealized losses on derivatives 1 34
Restructuring costs 3 2
Start-up and development costs 3 -
Gain on Ravenswood OPEB plan amendment (8) -
Metal lag 2 2
Other 3 4
Adjusted EBITDA 71 73

Net Debt reconciliation Q4 2013

Source: Company earnings reports
€ in millions As of 12/31/2012 As of 12/31/2013
Borrowings €158 €348
Fair value of cross currency interest rate
swap
14 26
Cash and cash equivalents (142) (233)
Cash pledged for issuance of
guarantees
(13) (9)
Net Debt €17 €132

Net Debt Reconciliation Q1 2014
€ millions March 31, 2014 December 31, 2013
Borrowings 348 348
Fair value of cross currency interest swap 21 26
Cash and cash equivalents (179) (233)
Cash pledged for issuance of guarantees (9) (9)
Net Debt 181 132

Adjusted Free Cash Flow Reconciliation Q1 2014
€ millions
Three Months
ended March 31,
2014
Three Months
ended March 31,
2013
Cash flow from operating activities (4) (47)
Margin calls included in cash flow from
operating activities
(11) -
Cash flow from operating activities
excluding margin calls
(15) (47)
Capital expenditure (33) (23)
Adjusted Free Cash Flow (48) (70)